                                                          Page  1  of  10  Pages
                                                               ---    ---

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.   3      )*
                                          ---------

                                 MAGNETEK INC
           --------------------------------------------------------
                                (Name of Issuer)

                                    COMMON
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   559424106
           --------------------------------------------------------
                                 (CUSIP Number)
            Government of Singapore Investment Corporation Pte Ltd
               250 North Bridge Road #38-00, Raffles City Tower
           Singapore 179101     Attn: Ms Seah Wan Hoon(Tel:3308661)
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 20 Mar 96
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 559424106                                       Page  2  of  10  Pages
          ---------                                            ---    ---


- -------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Government of Singapore Corporation Pte Ltd
- -------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER                             (a) / /
     OF A GROUP*                                                       (b) /X/
- -------------------------------------------------------------------------------
 (3) SEC USE ONLY

- -------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
             00
- -------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                    / /
- -------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
            Singapore
- -------------------------------------------------------------------------------
  NUMBER OF               (7) SOLE VOTING POWER
   SHARES                       Nil
 BENEFICIALLY            ------------------------------------------------------
   OWNED BY               (8) SHARED VOTING POWER
    EACH                        1,139,300
  REPORTING              ------------------------------------------------------
   PERSON                 (9) SOLE DISPOSITIVE POWER
    WITH                        Nil
                         ------------------------------------------------------
                         (10) SHARED DISPOSITIVE POWER
                                1,139,300
- -------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                1,139,300
- -------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /
- -------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                4.61%
- -------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
                                00
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP No. 559424106                                       Page  3  of  10  Pages
          ---------                                            ---    ---


- -------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Government of Singapore
- -------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER                            (a)  / /
     OF A GROUP*                                                      (b)  /X/
- -------------------------------------------------------------------------------
 (3) SEC USE ONLY

- -------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
             00
- -------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                    / /
- -------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
         Singapore
- -------------------------------------------------------------------------------
  NUMBER OF               (7) SOLE VOTING POWER
   SHARES                       Nil
 BENEFICIALLY            ------------------------------------------------------
   OWNED BY               (8) SHARED VOTING POWER
    EACH                        782,900
  REPORTING              ------------------------------------------------------
   PERSON                 (9) SOLE DISPOSITIVE POWER
    WITH                        Nil
                         ------------------------------------------------------
                         (10) SHARED DISPOSITIVE POWER
                                782,900
- -------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                782,900
- -------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /
- -------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 3.17%
- -------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
                                 00
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP No. 559424106                                       Page  4  of  10  Pages
          ---------                                            ---    ---


- -------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Monetary Authority of Singapore
- -------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER                            (a)  / /
     OF A GROUP*                                                      (b)  /X/
- -------------------------------------------------------------------------------
 (3) SEC USE ONLY

- -------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
             00
- -------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                    / /
- -------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
         Singapore
- -------------------------------------------------------------------------------
  NUMBER OF               (7) SOLE VOTING POWER
   SHARES                       Nil
 BENEFICIALLY            ------------------------------------------------------
   OWNED BY               (8) SHARED VOTING POWER
    EACH                        299,500
  REPORTING              ------------------------------------------------------
   PERSON                 (9) SOLE DISPOSITIVE POWER
    WITH                        Nil
                         ------------------------------------------------------
                         (10) SHARED DISPOSITIVE POWER
                                299,500
- -------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                299,500
- -------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /
- -------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                1.21%
- -------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
                                00
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP No. 559424106                                       Page  5  of  10  Pages
          ---------                                            ---    ---


- -------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Board of Commissioners of Currency, Singapore
- -------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER                            (a)  / /
     OF A GROUP*                                                      (b)  /X/
- -------------------------------------------------------------------------------
 (3) SEC USE ONLY

- -------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
             00
- -------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                    / /
- -------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
         Singapore
- -------------------------------------------------------------------------------
  NUMBER OF               (7) SOLE VOTING POWER
   SHARES                       Nil
 BENEFICIALLY            ------------------------------------------------------
   OWNED BY               (8) SHARED VOTING POWER
    EACH                        56,900
  REPORTING              ------------------------------------------------------
   PERSON                 (9) SOLE DISPOSITIVE POWER
    WITH                        Nil
                         ------------------------------------------------------
                         (10) SHARED DISPOSITIVE POWER
                                56,900
- -------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                56,900
- -------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /
- -------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                0.23%
- -------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
                                00
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                          Page  6  of  10  Pages
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ITEM 1.  SECURITY AND ISSUER

Security           :         Magnetek Inc                     Common Stock

Address            :         11150 Santa Monica Blvd, 17th Floor
                             Los Angeles, California 90025


ITEM 2.  IDENTITY AND BACKGROUND

I
(a) Government of Singapore Investment Corporation Pte Ltd a government agency

(b)      250 North Bridge Road
         #38-00 Raffles City Tower
         Singapore 179101

(c)      Investment Manager

(d)      N.A.

(e)      N.A.

(f)      N.A.

II
(a)      Government of Singapore

(b) c/o  Government of Singapore Investment Corporation Pte Ltd
         250 North Bridge Road
         #38-00 Raffles City Tower
         Singapore 179101

(c)      Government

(d)      N.A.

(e)      N.A.

(f)      N.A.

III
(a)      Monetary Authority of Singapore

(b) c/o  Government of Singapore Investment Corporation Pte Ltd
         250 North Bridge Road
         #38-00 Raffles City Tower
         Singapore 179101

(c)      Central Bank

(d)      N.A.

(e)      N.A.

(f)      N.A.

                                                          Page  7  of  10  Pages
                                                               ---    ---

IV
(a)      Board of Commissioners of Currency, Singapore

(b) c/o  Government of Singapore Investment Corporation Pte Ltd
         250 North Bridge Road
         #38-00 Raffles City Tower
         Singapore 179101

(c)      Currency Board

(d)      N.A.

(e)      N.A.



(f)      N.A.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Source of Funds    :    Foreign Reserves
Amount             :    USD16,733,413.59

ITEM 4.  PURPOSE OF TRANSACTION

Purpose of Acquisition : Investment

None of the reporting persons (nor any of its executive officers or directors, controlling persons or any executive officer or director of any such controlling person) has any plans or proposals relating to paragraphs
(a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) The aggregate number of shares and percentage of Common Stock of the Issuer beneficially owned by each Reporting Person named in Item 2, as well as the number of shares of Common Stock as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the dispostion, or shared power to dispose or to direct the disposition, is set forth in the following table.

                         No of Shares      Power to Vote     Power to Dispose
                         Beneficially
Person                      Owned        Sole(1)  Shared(1)  Sole(1)  Shared(1)
- ------                      -----        -------  ---------  -------  ---------

Government of Singapore   1,139,300         0     1,139,300     0     1,139,300
Investment Corporation
Pte Ltd

Government of Singapore     782,900         0       782,900     0       782,900

Monetary Authority of
Singapore                   299,500         0       299,500     0       299,500

Board of Commissioners of
Currency, Singapore          56,900         0        56,900     0        56,900

Total(2)
(all Reporting Persons)   1,139,300         0     1,139,300     0     1,139,300
- -------------------------
(1) The Government of Singapore Investment Corporation Pte Ltd shares power to vote and power to dispose of the 782,900 shares of Common Stock beneficially owned by it with the Government of Singapore, shares power to vote and power to dispose of the 299,500 shares of Common Stock beneficially owned by it with the Monetary Authority of Singapore and shares power to vote and power to dispose of the 56,900 shares of Common Stock beneficially owned by it with the Board of Commissioners of Currency, Singapore.

(2)  The reporting persons disclaim membership in a group.

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                                                          Page  8  of  10  Pages
                                                               ---    ---


(c)     The following transactions were effected during the past 60 days:

        TRADE DATE                     QUANTITY                UNIT PRICE

Government of Singapore Investment Corporation Pte Ltd
- ------------------------------------------------------
        Nil

Government of Singapore
- -----------------------
           02.01.96             SOLD      20,000                   8.000
           03.01.96             SOLD      20,000                   8.250
           05.01.96             SOLD       2,500                   8.000
           24.01.96             SOLD       7,300                   8.000
           30.01.96             SOLD       8,000                   8.000
           09.02.96             SOLD       3,500                   8.000
           14.02.96             SOLD      54,000                   7.625
           21.02.96             SOLD       6,100                   7.750
           01.03.96             SOLD       9,000                   7.750
           20.03.96             SOLD      66,900                   8.013

Monetary Authority of Singapore
- -------------------------------
           02.01.96             SOLD       5,000                   8.000
           03.01.96             SOLD       5,000                   8.250
           05.01.96             SOLD       2,000                   8.000
           24.01.96             SOLD       3,000                   8.000
           30.01.96             SOLD       4,700                   8.000
           14.02.96             SOLD      15,000                   7.625
           01.03.96             SOLD       3,000                   7.750
           20.03.96             SOLD      24,000                   8.013

Board of Commissioners of Currency, Singapore
- ---------------------------------------------
           14.02.96             SOLD       6,000                   7.625
           20.03.96             SOLD       2,000                   8.013

(d)      N.A.

(e)      March 20, 1996

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         N.A.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

1.       Power of Attorney of Government of Singapore dated 1 Sep 93.

2.       Power of Attorney of Monetary Authority of Singapore dated 14 Aug 93.

3. Power of Attorney of Board of Commissioners of Currency, Singapore dated 31 May 95.

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                                                         Page  9  of  10  Pages
                                                              ---    ---


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


- ----------------------------------------    Government of Singapore Investment
                 Date                       Corporation Pte Ltd


                                            by  /s/ Seah Wan Hoon
                                               -------------------------------
                                                Senior Officer

                                            Government of Singapore
                                            by Government of Singapore
                                            Investment Corporation Pte Ltd,
                                            its attorney-in-fact

                                            by  /s/ Seah Wan Hoon
                                               -------------------------------
                                                Senior Officer

                                            Monetary Authority of Singapore
                                            by Government of Singapore
                                            Investment Corporation Pte Ltd,
                                            its attorney-in-fact

                                            by  /s/ Seah Wan Hoon
                                               -------------------------------
                                                Senior Officer

                                            Board of Commissioners of
                                            Currency, Singapore
                                            by Government of Singapore
                                            Investment Corporation Pte Ltd,
                                            its attorney-in-fact

                                            by  /s/ Seah Wan Hoon
                                               -------------------------------
                                                Senior Officer

                                                        Page  10  of  10  Pages
                                                             ---     ---


                                   EXHIBIT INDEX


Exhibit No       Name of Exhibit                                     Page No
- ----------       ---------------                                     -------


       1         Power of Attorney executed by Government of            -
                 Singapore dated 1 Sep 93 (*)

       2         Power of Attorney executed by Monetary                 -
                 Authority Singapore dated 14 Aug 93 (*)

       3         Power of Attorney executed by Board of                 -
                 Commissioners of Currency, Singapore dated
                 31 May 95 (+)



       * Incorporated by reference to Reporting Persons' filing with the Securities and Exchange Commission on Schedule 13D with respect to the issue on 30 Aug 93.

       + Incorporated by reference to Reporting Persons' filing with the Securities and Exchange Commission on Schedule 13D with respect to the issue on 13 Jun 95.